Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia 30309-3964	Charles D. Vaughn
Tel: 404.817.6000 Fax: 404.817.6050	404.817.6189
www.nelsonmullins.com	charles.vaughn@nelsonmullins.com
September 12, 2006
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

RE:	Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.)
Registration Statement on Form S-1/A
File No. 333-133542
Filed August 22, 2006
Dear Ms. Jacobs:
     On behalf of Goldleaf Financial Solutions, Inc. (“Goldleaf”), this letter supplements our comment response letter dated September 6, 2006 regarding the registration statement of Goldleaf referenced above. To be consistent with the style used in the registration statement, the terms “we” and “our” in this letter refer to Goldleaf rather than this law firm. As has been the case with all of the letters we have filed in response to the Staff’s comments on Goldleaf’s SEC filings, the responses in this letter are based on representations made by Goldleaf management to this law firm for the purpose of preparing this letter.
Amendments to Quarterly Reports for the First and Second Quarters of 2006
     We are filing this letter with respect to the amendments we are filing today to Goldleaf’s Quarterly Reports on Form 10-Q for the first two quarters of 2006. Amendment No. 4 to our Quarterly Report on Form 10-Q for the three month period ended March 31, 2006 reflects a reclassification of certain expenses into cost of revenues included in our statements of operations for that period. Amendment No. 1 to our Quarterly Report on Form 10-Q for the three month period ended June 30, 2006 reflects:
     (a) the effect of that reclassification on the consolidated statements of operations for the six months ended June 30, 2006 that are included in that Quarterly Report; and
     (b) a one-for-five reverse stock split of our common stock that became effective September 8, 2006.
We will reflect the reclassification in the amendment to the S-1 registration statement we expect to file after the Staff reviews our comment letter response dated September 6 and this letter.

Barbara C. Jacobs
September 12, 2006

Reclassification of Certain First Quarter GTI Expenses into Cost of Revenues
     Comment 42 in the Staff’s initial comment letter dated May 25, 2006 stated: “Revise to present cost of revenues in accordance with Rule 5-03(2) of Regulation S-X.” On June 7, 2006, we filed Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the three months ended March 31, 2006 to revise our statement of operations presentation for the first quarter to present cost of revenues. In doing so, we were for the first time required to allocate those costs for Goldleaf Technologies, Inc. (GTI), our wholly-owned subsidiary that we had acquired in the first quarter of 2006. As part of our ongoing accounting controls and procedures, we recently determined that we should have classified some additional first quarter GTI expenses as cost of revenues.
     To assist the Staff in identifying the reclassification changes and their materiality, we have provided the table on the following page. The table is an annotated excerpt from the consolidated statements of operations included in the quarterly report previously on file with the SEC. The amended quarterly reports reflect those amended numbers in various tables and in the narrative discussion as applicable.
ANNOTATED EXCERPT FROM
GOLDLEAF FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
For the Three Months Ended March 31, 2006

Note: Numbers that changed in Amendment No. 4 are shown in bold.	As Originally Shown	As Revised in
	in Form 10-Q/A No. 1	Form 10-Q Amendment
	Filed 6/7/06	No. 4 Filed on 9/12/06
	(in thousands, except
	per share data)
Revenues
Financial institution service fees	$10,214	$10,214
Retail inventory management services	2,095	2,095
Other products and services	722	722
Total revenues	13,031	13,031

Cost of Revenues:
Financial institution service fees	1,483	2,008
Retail inventory management services	247	247
Gross profit	11,301	10,776

Operating Expenses:
General and administrative	5,017	4,727
Selling and marketing	5,048	4,929
Research and development	247	131
Amortization	463	463
Other operating (income) expense, net	109	109
Total operating expenses	10,884	10,359

Operating Income	417	417
     We will supplementally provide to the Staff marked copies of the quarterly reports that show the changes in the financial statements and notes and in the MD&A section.

Barbara C. Jacobs
September 12, 2006

Amendment to Item 4 of Form 10-Q/A for the Quarters Ended March 31 and June 30, 2006
     Given that we are amending our second quarter Form 10-Q to reflect the reclassification in the financial statements, notes to those statements and the MD&A section, we further analyzed our disclosure obligations under Item 4 of Form 10-Q. As a result of this analysis, we concluded that we had an ineffective disclosure control and procedure because we failed to process and communicate the reclassification to our management, including our chief executive officer and chief financial officer, as appropriate to allow the information to be reflected in our initial Quarterly Report on Form 10-Q for the second quarter of 2006 filed on August 14, 2006. Accordingly, we have amended Item 4 of that report to describe the reclassification and to list it as an additional factor for our management’s determination that our disclosure controls and procedures were ineffective as of June 30, 2006. Similarly, we have amended Item 4 in our Quarterly Report on Form 10-Q for the three month period ended March 31, 2006, given that we did not reflect the reclassification in the amendment to our Quarterly Report on Form 10-Q/A for the three months ended March 31, 2006 that we filed with the SEC on June 7, 2006. As already noted, that amendment was the first time we were required to allocate those costs for GTI.
The Reclassification Results from a Significant Deficiency in Our Internal Control
     The materiality of the reclassification affects both our disclosure in Item 4 of our Forms 10-Q for the first and second quarters of 2006 and our risk factor disclosure in our S-1 registration statement. For the reasons explained below, we have determined that the reclassification resulted from a significant deficiency in our internal control over financial reporting and is an additional factor supporting our conclusion that our disclosure controls and procedures were ineffective as of March 31, 2006 and June 30, 2006.
     According to “A Framework for Evaluating Control Exceptions and Deficiencies, Version 3, December 20, 2004”: “A greater than de minimis misstatement of annual or interim financial statements identified by management . . . is ordinarily indicative of a deficiency in the design and/or operating effectiveness of a control . . . .” In evaluating the deficiency, the following guidelines apply under the framework:
•	“A known or likely (including projected) misstatement that is inconsequential to annual or interim financial statements is at least a deficiency.

•	A known or likely (including projected) misstatement that is more than inconsequential to annual or interim financial statements is a strong indicator of a significant deficiency.

•	A known or likely (including projected) misstatement that is material to annual or interim financial statements, as addressed in AS 2.140, is at least a significant deficiency and a strong indicator of a material weakness.”
Given the absolute magnitude of the dollar amounts of the reclassification, we do not believe that the misstatement is inconsequential. In light of the other considerations we address in our analysis of materiality below, however, we do not believe that the reclassification is material. Therefore, under the applicable accounting guidance, we have concluded that the misstatement resulting in the reclassification arose from a significant deficiency in our internal controls over financial reporting but not a material weakness.

Barbara C. Jacobs
September 12, 2006

Determination of Materiality of the Reclassification
     This section of our letter describes why the reclassification is not material under Staff Accounting Bulletin No. 99. In SAB No. 99, the Staff provided guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC. In SAB No. 99, the Staff stated:
Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts. [Footnotes omitted.]
First, to address the quantitative analysis, we provide the following tables depicting the reclassification amount compared to other prominent items in our consolidated statements of operations for the first three and six months of 2006:
Excerpted Items from the Consolidated Statements of Operations for the Three Months Ended March 31, 2006

		Reclassified Amount
	Dollar	as a Percentage
Item	Amount	of the Item
Reclassified Amount	$525,000
Total Revenues	13,031,000	4.0%
Gross Profit	11,301,000	4.6%
Total Expenses (Operating and Cost of Revenues)	12,614,000	4.2%
Total Operating Expenses	$10,359,000	5.1%

Barbara C. Jacobs
September 12, 2006

Excerpted Items from the Consolidated Statements of Operations for the Six Months Ended June 30, 2006

		Reclassified Amount
	Dollar	as a Percentage
Item	Amount	of the Item
Reclassified Amount	$525,000
Total Revenues	27,129,000	1.9%
Gross Profit	22,834,000	2.3%
Total Expenses (Operating and Cost of Revenues)	26,010,000	2.0%
Total Operating Expenses	$21,715,000	2.4%
     For the three months ended March 31, 2006, the reclassification resulted in a 2.2% reduction in general and administrative expenses as a percentage of revenue; a 0.9% reduction in selling and marketing expenses as a percentage of revenue; and a 0.9% reduction in research and development expenses as a percentage of revenue. For the six months ended June 30, 2006, the reclassification resulted in a 1.1% reduction in general and administrative expenses as a percentage of revenue; a 0.5% reduction in selling and marketing expenses as a percentage of revenue; and a 0.4% reduction in research and development expenses as a percentage of revenue.
     Because the reclassification amount did not affect operating income or net loss, and because the reclassification amount as a percentage of the various categories listed above it is at or below 5%, we have concluded that the reclassification amount is quantitatively immaterial.
     SAB No. 99 goes on to list some of the factors that may be considered in determining the materiality of “a quantitatively small misstatement of a financial statement item,” and we address each of those factors below in the context of the reclassification:
     * whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
The reclassification involved the application of management’s judgment in allocating various operating expenses between the expense items and cost of revenues. These items are not necessarily capable of precise judgment. (In this case, the reclassification was not caused by an application of management’s judgment, it was caused by an error in recording the amounts determined to be appropriate.)
     * whether the misstatement masks a change in earnings or other trends
The reclassification does not mask a change in earnings or in any other trend.
     * whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
The reclassification does not hide any failure to meet any analyst’s expectations.

Barbara C. Jacobs
September 12, 2006

     * whether the misstatement changes a loss into income or vice versa
Although the reclassification reduces our previously reported gross profit for the three months ended March 31, 2006 and the six months ended June 30, 2006, it does not affect our operating income, net loss, net loss per share or EBITDA for those periods. We do not address gross profit as an important operating metric in our press releases or other communications with investors. As noted above, we did not include gross profit on our consolidated statements of operations until we did so in response to the Staff’s comment.
     * whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
The reclassification does affect our largest business segment — but in our opinion not in a material manner.
     * whether the misstatement affects the registrant’s compliance with regulatory requirements
The reclassification has no effect on our compliance with regulatory requirements.
     * whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
The reclassification has no effect on our compliance with loan covenants or other contractual requirements.
     * whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
The reclassification has no effect on management’s compensation.
     * whether the misstatement involves concealment of an unlawful transaction.
The reclassification does not involve concealment of an unlawful transaction.
     SAB No. 99 also notes that “the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.” We note that our closing stock price remained essentially unchanged for two weeks after we filed Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the three months ended March 31, 2006 on June 6, 2007. In that report, we revised our presentation to pull approximately $1.7 million from total operating expenses and move it to cost of revenue. We do not expect our stock price to be volatile in response to the reclassification, although our stock price may be somewhat volatile in the short term due to our stock split on September 8. We further note that our management has no intention of “managing earnings” with the reclassification, another factor cited by SAB No. 99.

Barbara C. Jacobs
September 12, 2006

     In addition, to place the reclassification in context, we note that we prepared the original revised presentation to add cost of revenues and gross profit outside the context of our normal accounting processes. Instead, we did so in response to the Staff’s initial comment letter, when:
•	we were also responding to numerous other accounting comments;

•	we had no precedent with which to compare the amounts; and

•	we had only recently acquired Goldleaf Technologies.
While these factors do not excuse the error, we believe they are relevant for purposes of considering the “surrounding circumstances” under SAB No. 99. Since the initial change in presentation reflected in the financial statements we filed on June 7, we have completed the integration of the Goldleaf Technologies accounting department into our corporate accounting department.
     Finally and importantly, SAB No. 99 provides that “[t]he materiality of a misstatement may turn on where it appears in the financial statements.” As noted above, the reclassification does not affect our operating income, net loss, net loss per share or EBITDA.
     Given the conclusion regarding materiality above, we have also concluded that the issue that caused the reclassification is a significant deficiency and not a material weakness. We reached this conclusion by following the decision chart from “A Framework for Evaluating Control Exceptions and Deficiencies, Version 3, December 20, 2004” attached as Exhibit A.
Box 1, our answer is no, as we have concluded that the amount is more than inconsequential.

Box 2, our answer is no, as there are no redundant or complementary controls to compensate for the control issue.

Box 3, our answer is again no, as per Box 2, there are no complementary controls.

Box 4, our answer is yes. We believe that the potential magnitude of the error in question could never reach a level that is material. First, we believe that materiality for a reclassification between expense categories is higher than materiality assessed for an adjustment that results in a change in operating income, net income and EBITDA (the three measures we report via press releases). Second, we have a number of monitoring and review controls designed to identify and correct material reclassification issues. Further, the entire annual cost of revenues category for financial institution service fees is only approximately 15% of total revenues. Thus we believe that for it to be material, almost the entire balance would have to be stated incorrectly, and there are sufficient controls in place to reduce the likelihood of this to remote.

Box 8, our answer is no. We believe with a high degree of confidence that a prudent individual would not consider a reclassification of the magnitude in question to be material to either the interim or annual financial statements. We summarize the reasons for this conclusion above in our qualitative analysis of SAB No. 99.
     Based on evaluation above, we concluded that we have a significant deficiency in our internal control over financial reporting. We will add appropriate risk factor disclosure in the S-1 registration statement to address this risk.

Barbara C. Jacobs
September 12, 2006

Supplemental Information Related to Telephone Conversation on September 11, 2006 with Ms. Tangen of the Staff
     In a telephone conversation on Monday afternoon, September 11, 2006 among Scott Meyerhoff, Goldleaf’s Executive Vice President of Finance and Strategy, Scott Craighead, Goldleaf’s Chief Financial Officer, and Ms. Tamara Tangen of the Staff, we discussed several matters related to the Staff’s comment letter dated September 5, 2006 and our response letter dated September 6, 2006. The following is a summary of several additional key points that we hope will help us explain to the Staff how we have established VSOE on the maintenance element.
1.	We acknowledge that the most common method of establishing VSOE is to look at historical pricing practices for sales of the element on a stand-alone basis. As we explained, however, we do not believe that this is relevant in our case. The reason for our position is that we acquired Goldleaf Technologies on January 31, 2006 and have changed its pricing policies. When we acquired Goldleaf Technologies, our management began the process of establishing formal pricing lists and pricing policies as well as evaluating the contractual language used by former Goldleaf Technologies management. Due to these changes in management and policies, we believe the historical pricing of maintenance before the acquisition does not accurately reflect the post-acquisition business of Goldleaf Technologies. Although we wanted to implement these policies immediately, we were unable to do so until April, when we had reviewed the relevant contract language and discussed the proper accounting treatment with our independent auditor.

To have a consistent pricing model going forward from the acquisition, we wanted to establish our pricing policies very quickly post-acquisition. We believed that it was imperative to create set prices on the various contract elements to establish VSOE. We also wanted to establish these prices knowing that contracts were shortly coming up for renewal. These established prices set our policies for renewals. Because we intend to conduct all maintenance renewals at these established prices, we will shortly be developing our own historical pricing practices.

2.	As soon as practical (April 2006) following the January 31, 2006 acquisition of Goldleaf Technologies, we modified the contract language for all new contracts to state explicitly that while the initial term of the software contract is 60 months, the initial maintenance period is for one year, with automatic annual renewals thereafter unless either party terminates by giving written notice as provided in the contract. Below is the excerpt from our current standard customer contract that addresses this point.
“Maintenance. Provided all applicable fees are fully paid, Goldleaf shall provide maintenance (“Software Maintenance”) for Software during the period of time, if any, specified herein (“Software Maintenance Period”) consisting of: (i) the identification and correction of covered Defects as described in the Master Agreement; and (ii) the periodic provision of additional releases for Client’s installation that update the Software to the current level of the same version maintained by Goldleaf. If Client elects to procure Maintenance, Client must always operate the Software at Goldleaf’s most current release level. Unless expressly provided by Goldleaf, Goldleaf is under no obligation to provide, and Client is under no obligation to purchase, Maintenance. The first year of Software Maintenance fees are due in full upon execution of this Schedule, and all subsequent

Barbara C. Jacobs
September 12, 2006

annual Maintenance fees must be paid at least thirty (30) days in advance of each yearly anniversary of the Acceptance Date of this Schedule. After the initial Maintenance Period expires, Maintenance shall automatically renew for successive one (1) year periods unless terminated in writing by either party at least sixty (60) days in advance of the beginning of the next Maintenance Period.”
3.	For ACH Client and Remote Capture contracts for sales after April 2006, we have been very consistent in our pricing of the maintenance element, which is 16% of the undiscounted up-front license fee. This is also the stated fee at which annual renewals will be charged following the initial year of maintenance under the contract.

4.	In the near term (i.e., the next few months), we will begin to have renewals of maintenance on some of the initial ACH Client contracts sold with three-year terms. Our stated intent is to price the renewals of maintenance at 16% of the undiscounted license fee, which is consistent with our stated price list. Although we recognize the risk that some of these customers may elect not to procure maintenance, we believe that the vast majority of our customers will renew at the stated annual maintenance rate.

5.	As alluded to in paragraph 1 above, we have established and communicated corporate pricing policies to all sales personnel. These policies include stated policies that require CFO and/or CEO approval for any deviations on the maintenance element of the ACH Client and Remote Capture products. We expect to make few deviations from this pricing. We have added controls in our financial organization to “audit” adherence to this policy on a monthly basis. We will communicate any deviations from the policy to executive management, and we have stated in the pricing policy that unapproved deviations by our sales personnel will lead to disciplinary actions including possible termination of employment.
     If you have any questions regarding the referenced amendments, please call Scott Meyerhoff, Goldleaf’s Executive Vice President of Finance and Strategy, at (678) 728-4464, or Scott Craighead, Goldleaf’s Chief Financial Officer, at (615) 565-7518. In addition, you may call me at (404) 817-6189.
Sincerely,
/s/ Charles D. Vaughn
Charles D. Vaughn

cc:	Jay Ingram
Tamara Tangen
Craig Wilson
G. Lynn Boggs

Exhibit A
Chart 2 Illustration — Evaluating Process/Transaction-Level Control Deficiencies
     Individual boxes should be read in conjunction with the corresponding guiding principles.